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                         July 2, 2020

       Mike Shapiro
       Chief Financial Officer
       Option Care Health, Inc.
       3000 Lakeside Drive
       Suite 300N
       Bannockburn, Illinois 60015

                                                        Re: Option Care Health,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-239504

       Dear Mr. Shapiro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences